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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 51262

3-6-02 FV

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pioneer Capital, Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 North End Avenue, Suite 1201
(No. and Street)

New York,	New York	10282
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Keating (212) 857-6915
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Company, P.C.
(Name — *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 903	New York,	NY	10038
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Keating, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Capital, Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

PAMELA A. CALIENDO
Notary Public, State of New York
No. 01CA4851643
Qualified in Kings County
Commission Expires March 24, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(212) 227-1115
FAX: (212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N. Y. 10038

INDEPENDENT AUDITOR'S REPORT

The Shareholder
Pioneer Capital, Corp.

We have audited the accompanying statement of financial condition of Pioneer Capital, Corp. as of December 31, 2001 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Capital, Corp. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leonard Rosen & Company, P.C.

New York, New York
February 13, 2002

PIONEER CAPITAL, CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and Cash Equivalents	$ 1,410,262
Deposits with Clearing Organization	100,000
Prepaid Expenses	189,783
Receivable From Clearing Broker	542,404
Fixed Assets Net of Related Allowance For Depreciation of $ 12,349	6,649
Other Assets	44,900
	$ 2,293,998

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Taxes Payable	$ 910
Stockholder's Equity:	
Common Stock - $10 Par Value; 200 shs authorized, 10 shares issued and outstanding	100
Additional Paid-In Capital	2,499,900
Retained Earnings	(206,912)
	2,293,088
	$ 2,293,998

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

PIONEER CAPITAL, CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Income:

Interest Income - Treasury Bills	$	7,547
- Credit Balance		6,377
		13,924

Expenses:

Electronic Membership	43,070
Filing Fees	20,286
Depreciation	3,799
State And Local Taxes	455
Other	78
	67,688

Net Income (Loss)	$	(53,764)

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

PIONEER CAPITAL, CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - Beginning of Year	$ 100	$ 849,900	$ (153,148)	$ 696,852
Additional Capital Contribution	- 0 -	1,650,000	- 0 -	1,650,000
Net Income (Loss)	- 0 -	- 0 -	(53,764)	(53,764)
Balances - End of Year	$ 100	$ 2,499,900	$ (206,912)	$ 2,293,088

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

PIONEER CAPITAL, CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net Income (Loss)	$ (53,764)
Adjustments To Reconcile Net Income	
to Cash From (Used In) Operating Activities:	
Depreciation	3,799
(Increase) Decrease In Assets:	
Prepaid Expenses	(189,783)
Securities Owned	492,453
Receivable From Clearing Broker	(506,376)
Deposits with Clearing Organization	(100,000)
Increase (Decrease) In Liabilities:	
Taxes Payable	455
Net Cash From (Used In) Operating Activities	(353,216)
Cash Flows From Financing Activities:	
Additional Capital Contribution	1,650,000
Net Cash From Financing Activities	1,650,000
Net Increase In Cash	1,296,784
Cash and Cash Equivalents - Beginning of Year	113,478
Cash and Cash Equivalents - End of Year	$ 1,410,262

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

PIONEER CAPITAL, CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Nature of Business

Pioneer Capital, Corp. (the "Company") is a New York State corporation conducting business as a broker/dealer in securities. The Company was formed in June 1999 and is registered with the Securities and Exchange Commission ("SEC"), a member of the National Association of Securities Dealers and various stock exchanges.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay the New York State Franchise Tax and the New York City general corporation tax.

D. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

E. Depreciation

Depreciation of equipment is computed on the straight-line method using estimated useful lives of five years.

3. Equipment

Classification of equipment as of December 31, 2001 is summarized as follows:

Equipment	$ 18,998
Less: Accumulated depreciation	12,349
	$ 6,649

4. Concentration of Credit Risk

The Company maintains a checking account with a balance in excess of $ 100,000. The checking account is secured by the Federal Deposit Insurance Corporation up to $ 100,000.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

The Company trades only for its own account, and its off-balance sheet risk deals only with the clearing broker, who monitors the Company's trades.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2001, the Company had net capital of $ 2,051,756, which was $ 1,801,756 in excess of its required net capital of $ 250,000. The Company's net capital ratio was 0.1%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2001, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

PIONEER CAPITAL, CORP.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

Balance - Beginning of Year	$	- 0 -
Additions or Withdrawals		- 0 -
Balance - End of Year	$	- 0 -

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

PIONEER CAPITAL, CORP.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1

December 31, 2001

NET CAPITAL COMPUTATION

Stockholder's Equity		$ 2,293,088
Non-Current Assets:		
Prepaid Expenses	$ 189,783	
Fixed Assets	6,649	
Other Assets	44,900	241,332
Total Capital Before Charges		2,051,756
Charges To Net Capital		-0-
Net Capital		2,051,756
Minimum Net Capital Requirements Greater of 6 2/3% of Aggregate Indebtedness or $ 250,000		250,000
Capital In Excess of All Requirements		$ 1,801,756

Capital Ratio (Maximum Allowance 1,500%)

(*) Aggregate Indebtedness / Divided By Net Capital: 910 / 2,051,756 = 0.1%

(*) Aggregate Indebtedness:
Taxes Payable $ 910

* NO MATERIAL DIFFERENCES EXISTED BETWEEN THE ABOVE NET CAPITAL COMPUTATION AND THE BROKER/DEALER'S CORRESPONDING UNAUDITED PART IIA.

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

(212) 227-1115
FAX: (212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N. Y. 10038

The Shareholder
Pioneer Capital, Corp.

Gentlemen:

In planning and performing our audit of the financial statements of Pioneer Capital, Corp. for the period ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Pioneer Capital, Corp. that we considered relevant to the objectives stated in Rule 15a-5 (g) (i) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II); (2) in complying with the exemptive provisions of Rule 15c-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, (2) the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving the internal control structure, including procedures determining compliance with the exemption provision of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31 2001 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Pioneer Capital, Corp. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Leonard Rosen & Company, P.C.

New York, New York
February 13, 2002